Exhibit 99.1

For Immediate Release: March 28, 2022

Attention: Business Editors

VERSABANK ANNOUNCES SUCCESSFUL COMPLETION OF SOC2 AUDIT AHEAD OF ANTICIPATED COMMERCIAL LAUNCH OF REVOLUTIONARY DIGITAL DEPOSIT RECEIPTS

LONDON, ONTARIO/CNW/ – VersaBank (“VersaBank” or the “Bank”) (TSX: VBNK; NASDAQ: VBNK), a leader in digital banking and cyber security solutions, today announced successful completion of the independent third-party System and Organization Controls (“SOC2”) – Type I audit (the “SOC2 Audit”) of its VersaVault®, VersaBank’s proprietary security technology for blockchain-based assets, which underpins the Bank’s revolutionary Digital Deposit Receipts (“DDRs”).

The voluntary SOC2 Audit, which was conducted by a national full-service audit, chartered professional accountancy and business advisory firm (the “Audit Firm”), verified the non-financial reporting controls, relating to security, availability, processing integrity, confidentiality and privacy of VersaVault®. With the completion of the SOC2 Audit, VersaBank is preparing for commercial launch of its first Digital Deposit Receipt, VCAD, based on Canadian dollar deposits with the Bank.

“SOC2 is the gold standard in validating operational controls for critical software systems and represents another important point of differentiation for our Digital Deposit Receipts, which to our knowledge are the first of their kind in the world – highly encrypted digital assets based on actual one-for-one deposits with our A-rated federally licensed Bank,” said David Taylor, President and Chief Executive Officer, VersaBank. “While the SOC2 Audit took longer than expected to complete due to pandemic-related logistical matters, we believe its long-term value to be immeasurable. For potential customers, it provides even greater confidence in our Digital Deposit Receipts as a store of value and all of the functionality of a digital currency providing an ideal medium for digital financial transactions. And, as importantly, we believe it very favourably positions our Digital Deposit Receipts in a rapidly evolving regulatory environment.

In addition, VersaBank, a fully qualified custodian for digital assets, is now SOC2 compliant for its secure and inherently private, digital asset custody and secure storage VersaVault® platform. Customers can leverage VersaVault® to securely and privately store and manage their digital assets themselves or entrust VersaBank to custody the digital assets for them.

The SOC2 Audit follows several months of successful closed ecosystem testing of VersaBank’s DDRs, undertaken with VersaBank’s blockchain technology partner Stablecorp, which included both Canadian dollar-denominated DDRs (“VCAD”) and US dollar-denominated DDRs (“VUSD”) on the Stellar, Algorand and Ethereum blockchains, as well as testing with a Receipt Distributor, who will become one of the primary distributors of the Bank’s DDRs at commercial launch.

ABOUT VERSABANK’S DIGITAL DEPOSIT RECEIPTS (DDRs)

VersaBank’s Digital Deposit Receipts are highly encrypted digital assets, represented one-for-one by an actual fiat currency on deposit with the Bank on blockchains and used for transactional purposes. As a SOC2 compliant, highly secure digital asset with a continuously known value (based on that of the fiat currency), VersaBank’s DDRs are expected to be a superior, regulatory friendly alternative to current “stablecoins” for mainstream financial applications. VersaBank plans to launch its first DDR based on Canadian dollar deposits, with a DDR based on US dollar deposits and other common currencies to follow.

ABOUT VERSABANK

VersaBank is a Canadian Schedule I chartered bank with a difference. VersaBank became the world’s first fully digital financial institution when it adopted its highly efficient business-to-business model using its proprietary state-of-the-art financial technology to profitably address underserved segments of the Canadian banking market in the pursuit of superior net interest margins while mitigating risk. VersaBank obtains all of its deposits and provides the majority of its loans and leases electronically, with innovative deposit and lending solutions for financial intermediaries that allow them to excel in their core businesses. In addition, leveraging its internally developed IT security software and capabilities, VersaBank established wholly owned, Washington, DC-based subsidiary, DRT Cyber Inc. to pursue significant large-market opportunities in cyber security and develop innovative solutions to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities on a daily basis.

VersaBank’s Common Shares trade on the Toronto Stock Exchange (“TSX”) and Nasdaq under the symbol VBNK. Its Series 1 Preferred Shares trade on the TSX under the symbol VBNK.PR.A.

ABOUT CANADA STABLECORP

Canada Stablecorp Inc. is a leading Canadian blockchain technology company focusing on building and scaling next-generation, bank-grade digital asset solutions. Founded by 3iQ, Canada’s largest digital asset manager, and Mavennet, a global leader in blockchain development, Stablecorp combines deep institutional financial experience with top-tier blockchain technology expertise to provide unique and highly implementable solutions to top financial institutions.

FOR FURTHER INFORMATION, PLEASE CONTACT:

LodeRock Advisors Lawrence Chamberlain (416) 519-4196 lawrence.chamberlain@loderockadvisors.com

Visit our website at: www.versabank.com

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